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                            June 29, 2023

       Adam Larson
       Chief Financial Officer
       Cottonwood Communities, Inc.
       1245 E. Brickyard Road, Suite 250
       Salt Lake City, UT 84106

                                                        Re: Cottonwood
Communities, Inc.
                                                            Form 10-K for the
year ended December 31, 2022
                                                            Filed March 24,
2023
                                                            Response dated June
14, 2023
                                                            File No. 000-56165

       Dear Adam Larson:

               We have reviewed your June 14, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to our comment, we may have additional comments.
       Unless we note otherwise, our references to prior comments are to comments in our June 5,
       2023 letter.

       Form 10-K for the year ended December 31, 2022

       Notes to Consolidated Financial Statements
       2. Summary of Significant Accounting Policies
       Organization and Offering Costs, page F-15

   1. We note your response to comment 2. Please clarify for us why offering costs of
                                                        $14,376,000 presented
on the consolidated statements of stockholders' equity equals the same amount on the
consolidated statements of cash flows for the year ended December
                                                        31, 2022. Your response
should reflect your policy which appears to be that offering costs not paid upfront will
be accrued as a liability with an offset to equity.

                                                        You may contact Howard
Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if
 Adam Larson
Cottonwood Communities, Inc.
June 29, 2023
Page 2

you have questions regarding comments on the financial statements and related matters.



FirstName LastNameAdam Larson                              Sincerely,
Comapany NameCottonwood Communities, Inc.
                                                           Division of
Corporation Finance
June 29, 2023 Page 2                                       Office of Real
Estate & Construction
FirstName LastName